

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

<u>Via E-mail</u>
Mr. R. Thomas Kidd
Chief Executive Officer
DoMark International, Inc.
254 S Ronald Reagan Blvd, Ste. 134
Longwood, FL 32750

     Re: DoMark International, Inc.
               Form 10-K for Fiscal Year Ended May 31, 2011
               Filed September 14, 2011
               File No. 333-136247
               Item 4.02 Form 8-K
               Filed November 22, 2011
               File No. 333-136247

Dear Mr. Kidd:

     We have reviewed your response letter dated November 22, 2011 and your filings and have the following comments. As noted in our letter dated November 3, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended May 31, 2011</u>

1. We note your response to prior comment three from our letter dated November 3, 2011. Until you file restated audited financial statements for all periods presented with an unqualified auditor's opinion your ability to conduct public offerings may be restricted. In addition you may not be permitted to make offerings under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that

Regulation, until you file audited financial statements with an unqualified audit report. These restrictions do not apply to:

- offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding reinvestment plans;
- dividend or interest reinvestment plans;
- employee benefit plans;
- transactions involving secondary offerings; or
- sales of securities under Rule 144.

2. We note your response to prior comment four from out letter dated November 3, 2011. We believe that the conclusion that reflecting this transaction as a stock receivable in the Stockholder's Equity section is incorrect. In this regard we note the following:

- The original transaction was not a capital transaction.
- You have determined that the stock was issued and deemed to be outstanding by the Company for the year 2011, as evidenced by your restatement.

Since you determined per your response that the acquisition was unlikely the recorded asset should have been impaired in 2010 and the stock reflected as outstanding since issuance. Therefore it appears that you should record the transaction as an expense in your statement of operations. Accordingly please amend your financial statements for this fiscal year May 31, 2010.

Item 4.02 Form 8-K filed November 22, 2011

3. In accordance with comment two above, please revise the Item 4.02 Form 8-K filed on November 22, 2011 to disclose the effects of the restatement.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Carlos Pacho, Senior Assistant Chief Accountant at 202-551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director